FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 18th , 2005

Bronx Ventures Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1 -

Material Change Report dated January 18, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bronx Ventures Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: January 18, 2005

Exhibit 1 – Form 6K -  January 18, 2005

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Bronx Ventures Inc.

(formerly Lucky 1 Enterprises Inc.)

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

January 18, 2005.

3.

News Release

News release was issued on January 18, 2005 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) (the “Company ”) wishes to announce that further to the Company’s News Release dated December 13, 2004, Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, has received final approval from the TSX Venture Exchange in respect to the Non-Brokered Private Placement Financing.  The Company’s original subscription for the acquisition of 1,350,000 Units in the Capital of Las Vegas (the “Las Vegas Units”) was reduced to 1,250,000 Las Vegas Units.

5.

Full Description of Material Change

Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) (the “Company ”) wishes to announce that further to the Company’s News Release dated December 13, 2004, Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, has received final approval from the TSX Venture Exchange in respect to the Non-Brokered Private Placement Financing.  The Company’s original subscription for the acquisition of 1,350,000 Units in the Capital of Las Vegas (the “Las Vegas Units”) was reduced to 1,250,000 Las Vegas Units.

As a result, the Company has acquired for investment purposes 1,250,000 Las Vegas Units at a price of Canadian $0.20 per Las Vegas Unit.  Each Las Vegas Unit consists of 1 Las Vegas Common Share and a ½ (one half of one) Warrant.  1 (one) Warrant is required to purchase one Las Vegas Common Share @ $0.25 per Common Share for a period of 24 months.  The 1,250,000 Las Vegas Units, which have a hold period expiring May 8, 2005, have been issued to the Company.  The Company may in the future either increase or decrease its investment in Las Vegas.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 18th of January, 2005.